UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: January 7, 2020

(Date of earliest event reported)

HIGHTIMES HOLDING CORP.

(Exact name of issuer as specified in its charter)

Delaware	81-4706993
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2110 Narcissus Ct.

Venice, California 90291

(Full mailing address of principal executive offices)

(844) 933-3287

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A voting Common Stock, par value $0.0001 per share

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 7. DEPARTURE OF CERTAIN OFFICERS

On January 7, 2020, Hightimes Holding Corp. (the “Company” or “Hightimes”) accepted the resignation of David Newberg as the Company’s Chief Financial Officer. Paul Henderson, the Company’s newly appointed President, will serve as interim Chief Financial Officer until another qualified person is hired to fill that role.

ITEM 9. OTHER EVENTS

Appointment of Paul Henderson as President and Interim CFO

Effective January 8, 2020, Hightimes appointed Paul Henderson to the position of President. He will also serve in the position of interim Chief Financial Officer. Mr. Henderson is an experienced cannabis executive, having spent the past several years focused exclusively on the cannabis space. Prior to joining Hightimes, from June 2019 to present, Mr. Henderson served on the board of Cultivate Capital, a Calgary-based cannabis financing company. At the same time, from August 2017 until January 2020, Mr. Henderson was managing partner of Matchbox Partners, a cannabis consulting firm focused on helping cannabis businesses thrive by providing financial forecasting, assisting companies in obtaining financing, as well as assisting with compliance and marketing. From 2017 until 2019, Mr. Henderson was also CEO of Grupo Flor, a California-based cannabis-related real estate company. In addition, from 2016 until 2017, Mr. Henderson served as a consultant and chief financial officer at Edible Management, a California-based company. Prior to entering the cannabis space, from 2009 to 2016, Mr. Henderson was co-owner of Ridgeline Specialty Sports, a bike and ski shop in Idaho and he worked in sales and finance at GE Capital (2011-2014) and Goldman Sachs (2006-2011). Mr. Henderson received his MBA from Carnegie Mellon University, with a focus on strategy, finance and marketing, and his BA in Communications from Brigham Young University.

In conjunction with the appointment of Mr. Henderson to the position of President, the Company entered into an employment agreement (the “Employment Agreement”) with Mr. Henderson, effective January 8, 2020 (the “Effective Date”), pursuant to which Mr. Henderson will receive a base salary of $300,000 per year (the “Base Compensation”), payable in equal monthly installments, provided that the Base Salary shall initially be fixed at $215,000 and the remainder of the Base Salary shall accrue until, and be payable at, such time as the Company shall have raised an additional $10,000,000 following the Effective Date. In addition to the Base Compensation, Mr. Henderson shall be entitled to (i) an annual bonus of up to $300,000 for each calendar year of his employment with the Company depending on the Company’s achievement of certain performance goals to be determined by the board of directors, (ii) an option to purchase 200,000 shares of the Company’s common stock at an exercise price of $11.00 per share, which stock options shall be issued under the Company’s 2019 Equity Incentive Plan, with one-third of such options shares vesting on the first anniversary of the Effective Date and the balance of such option shares in equal monthly increments over the remaining two year period, and (iii) the right to participate in other equity grants or incentive bonus plans as may be determined by the Board. In addition, Mr. Henderson received a restricted stock unit award with respect to 300,000 shares of the Company’s common stock (to be adjusted from time to time to take into account any stock dividends, forward stock splits and reverse stock splits) which shall vest over the initial three-year term of the Employment Agreement in one-third increments on the anniversary date of the Effective date as follows: one-third shall vest on January 8, 2021, one-third shall vest on January 8, 2022, and the remaining one-third shall vest on January 8, 2023. The Employment Agreement has an initial term of three years and will thereafter be renewable subject to the mutual agreement of the parties.

A copy of the Employment Agreement is filed as Exhibit 6.1 to this Current Report on Form 1-U and any summary of the terms of such agreement is subject to, and qualified in their entirety by, the full text of such document, which is incorporated by reference herein.

Hightimes Business Expansion

Since inception, Hightimes and its direct and indirect subsidiaries have been engaged solely in the publication of print and on-line magazines and the production and sponsorship of cannabis industry trade shows and consumer events for cannabis enthusiasts and users. As previously disclosed and as part of our expansion strategy, the Company intends to license the High Times® name and brand to retailer sellers of cannabis, cannabis oils, edibles and other related products and accessories. In addition, while the Company does not currently invest in or own any businesses that grow, distribute or dispense cannabis products, we intend to further expand our business strategy to include the acquisition of or direct investments in cannabis businesses that operate in states where such activities are permitted.

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In furtherance of such strategy, we have recently entered into a binding letter of intent to open and operate a cannabis dispensary located in Las Vegas, Nevada. Subject to obtaining the requisite approvals from the applicable local governmental agencies licensing and regulating the dispensing of cannabis in the State of Nevada and Clark County to transfer the seller’s license to operate a retail dispensary and its long-term lease for the dispensary in downtown Las Vegas. In consideration for the assignment of the license and lease, upon entry into a definitive agreement, we will issue to the current licensor a combination of shares of our Class A common stock (“Common Stock”), cash, notes and an earn-out based on achieving certain profits related to the dispensary. We also contemplate granting the current owner of the license a right of first refusal to develop additional dispensaries in Texas under the High Times brand. Our management considers the Las Vegas dispensary to be a flagship cannabis retail location.

We have also recently entered into a letter of intent to purchase a cannabis dispensary located in Los Angeles, California. In consideration for the acquisition of 100% of the equity of the dispensary, upon entry into a definitive agreement, we will issue to the current owner a combination of cash and convertible notes that automatically convert into Hightimes Common Stock following our commencement of trading on the OTCQX market and other conditions. Closing the transaction is subject to obtaining the requisite approvals to the transfer of the seller’s license to operate a retail dispensary from the California Bureau of Cannabis Control and other applicable local governmental agencies licensing and regulating the dispensing of cannabis in the city of Los Angeles.

Hightimes is also in negotiations with other cannabis companies located in California, Nevada, Arizona and other states where the sale of cannabis is legally permissible under state law. The letters of intent for the Company’s proposed dispensary acquisitions are structured such that we will seek to acquire these businesses through a combination of issuing our equity securities and cash as consideration.

To date, we have not, as yet, entered into any definitive agreements to acquire any of the above-referenced businesses. Even if we are able to execute definitive acquisition agreements, our ability to consummate such acquisitions will be subject to a number of conditions, including our having adequate capital and, with respect to our proposed dispensary acquisitions, obtaining the approval of the applicable regulators in Nevada and California and other municipal agencies for the change of ownership of and transfer of dispensary licenses for such businesses. Accordingly, there can be no assurance that we will be able to consummate any or all of these or other intended acquisitions.

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Private Placement.

On January 13, 2020, Hightimes consummated a private placement of the sale of 363,636 shares of its Common Stock to an unaffiliated individual investor at a price of $5.50 per share, for a total of approximately $2,000,000. A copy of the securities purchase agreement between Hightimes and the investor is annexed as Exhibit 6.2 to this Current Report on Form 1-U and is incorporated herein by reference.

Issuance of Press Release

On January 16, 2020, the Company released a press release announcing the intention of Hightimes to open retail cannabis facilities and the appointment of Mr. Henderson to the position of President. A copy of the press release is attached hereto as Exhibit 15.1.

The information contained herein, including Exhibit 15.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall the information be deemed incorporated by reference into any of our Securities and Exchange Commission filings, except as shall be expressly set forth by specific reference in such a filing. The furnishing of the information in this Current Report on Form 1-U and Exhibit 15.1 constitutes material investor information that is not otherwise publicly available.

New Offices

Effective January 1, 2020, Hightimes entered into a one-year lease and moved its California offices to 2110 Narcissus Ct., Venice, CA 90291.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hightimes Holding Corp.
a Delaware corporation

by:	/s/ Adam E. Levin
Name:	Adam E. Levin
Its:	Executive Chairman of the Board
Date:	January 16, 2020

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Exhibits to Form 1-U

Index to Exhibits

Exhibit No.	Description

6.1	Employment Agreement, effective January 8, 2020, between Hightimes Holding Corp. and Paul Henderson.
6.2	Securities Purchase Agreement, dated January 14, 2020, between Hightimes and Rayray Investments Inc.
15.1	Press Release, dated January 16, 2020.

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